Exhibit 99.8

Metal Storm Limited
ABN 99 064 270 006
PO Box 3221
Darra, Queensland 4076
Australia
Tel: +61 7 3147 8600
Fax: +61 7 3147 8610
Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com

Notice of Annual General Meeting

and Explanatory Statement

Date:	Thursday, 31 May 2012
Time:	10.00am
Place:	Brisbane Polo Club, Naldham House, 1 Eagle Street, Brisbane, 4000.

Dear Shareholder

I am pleased to invite you to Metal Storm’s 2012 Annual General Meeting.

The meeting will commence at 10.00am on Thursday, 31 May 2012 at the address set out above and you can register your attendance from 9.30am. Light refreshments will be available after the meeting.

I encourage you to read the Company’s 2011 Annual Report. It contains the Company’s financial statements (and notes) for the year ended 31 December 2011, the Directors’ Report and the Audit Report. These documents will be tabled and considered at the Annual General Meeting.

Included in the Directors’ Report is the remuneration report. This provides details of the remuneration paid to Directors and executives of Metal Storm and other relevant information. Under the Corporations Act, shareholders will have a non-binding vote on the adoption of the remuneration report.

At the meeting, our CEO Dr Lee Finniear and I will take the opportunity to update shareholders on our recent progress and the outlook for the remainder of 2012. Shareholders are also invited to submit written questions prior to the meeting. As usual, questions from the floor will also be welcome and addressed.

If you are unable to attend the meeting, I encourage you to still participate by completing and returning the enclosed proxy form included with this Notice of Meeting. The proxy form can be returned to the Company’s share registry, Computershare Investor Services Pty Limited, in the enclosed reply paid envelope or by fax on 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia) or you can register your proxy online at www.investorvote.com.au.

To be valid, your proxy must be received no later than 10.00am (Brisbane time) on Tuesday, 29 May 2012. On behalf of the directors of Metal Storm Limited, I look forward to your participation at our 2012 Annual General Meeting.

Yours sincerely

T J O’Dwyer

Chairman

Metal Storm Ltd	Explanatory Statement

Contents

Notice of Annual General Meeting	3

Explanatory Statement	6

Ordinary Business	6

Item 1: Financial Statements and Reports	6

Item 2: Remuneration Report	6

Item 3: Re-election of Directors	7

Special Business	8

Item 4: Approval of issue of Shares to Dutchess under Line Agreement	8

Item 5: Approval of previous issue of Shares under the First Luxinvest Agreement	11

Item 6: Approval of future issue of Shares under the Second Luxinvest Agreement	13

Consequences of appointing an administrator	15

Glossary	16

Schedule 1	18

Metal Storm Ltd	Explanatory Statement

Notice of Annual General Meeting

The 2012 Annual General Meeting of Metal Storm Limited ACN 064 270 006 will be held at the Brisbane Polo Club, Naldham House, 1 Eagle Street, Brisbane, Queensland, Australia on Thursday, 31 May 2012 commencing at 10.00am.

Ordinary Business

Item 1: Financial Statements and Reports

To receive and consider the Financial Statements and Reports of the Directors and the Auditor for the year ended 31 December 2011.

Item 2: Remuneration Report

To consider and, if thought fit, pass the following ordinary resolution in accordance with section 250R(2) of the Corporations Act:

“That the section of the Directors’ report in the 2011 annual report dealing with the remuneration of the Company’s Directors and senior executives described as the ‘Remuneration Report’ be adopted.”

Under section 250R(3) of the Corporations Act, the vote on this resolution is advisory only and does not bind the Directors or the Company.

Item 3: Re-Election of Directors

To consider and, if thought fit, pass the following resolutions as separate ordinary resolutions:

(a)	“That Mr Trevor Tappenden, who retires by rotation in accordance with Clause 16.1 of the Company’s Constitution, be re-elected as a Director of the Company.”; and

(b)	“That Mr Terry O’Dwyer, who retires by rotation in accordance with Clause 16.1 of the Company’s Constitution, be re-elected as a Director of the Company.”

Special Business

Item 4: Approval of Issue of Shares under Line Agreement

To consider and, if thought fit, pass the following as an ordinary resolution:

“That for the purpose of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 500,000,000 Shares to Dutchess or its nominee in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement.”

Item 5: Approval of previous issue of Shares under the First Luxinvest Agreement

To consider and, if thought fit, pass the following as an ordinary resolution:

“That for the purpose of ASX Listing Rule 7.4 and for all other purposes, Shareholders approve and ratify the previous issue of 437,500,000 Shares under the First Luxinvest Agreement, details of which are set out in the Explanatory Statement.”

Metal Storm Ltd	Explanatory Statement

Item 6: Approval of issue of Shares under the Second Luxinvest Agreement

To consider and, if thought fit, pass the following as an ordinary resolution:

“That for the purpose of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of 437,500,000 Shares under the Second Luxinvest Agreement, details of which are set out in the Explanatory Statement.”

Explanatory Statement

The accompanying Explanatory Statement forms part of this Notice of Annual General Meeting and should be read in conjunction with it.

The Glossary in the Explanatory Statement contains definitions of capitalised terms used in this Notice of Annual General Meeting and the Explanatory Statement.

Voting Entitlements

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Board has determined that a person’s entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 7.00pm (Brisbane time) on Tuesday, 29 May 2012. Accordingly, transactions registered after that time will be disregarded in determining a Shareholder’s entitlement to attend and vote at the Annual General Meeting.

Voting Exclusion Statement – Item 2

In accordance with the Corporations Act, a vote on the resolution in Item 2 (Remuneration Report) must not be cast (in any capacity) by or on behalf of the following persons:

(a)	a member of key management personnel, details of whose remuneration are included in the Remuneration Report; or

(b)	a closely related party of such a member.

However, a person described in paragraphs (a) or (b) above may cast a vote on Item 2 if:

(c)	the person does so as a proxy appointed by writing that specifies how the proxy is to vote on that item; and

(d)	the vote is not cast on behalf of a person described in paragraphs (a) and (b) above.

Key management personnel are the Directors and those other persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Remuneration Report identifies the Company’s key management personnel for the financial year ended 31 December 2011. Their closely related parties are defined in the Corporations Act and include certain of their family members, dependants and companies they control.

For these reasons, Shareholders who intend to vote by proxy should carefully consider the identity of their proxy and are encouraged to direct their proxy as to how to vote on Item 2.

If you do appoint the Chairman as your proxy, then you may direct the Chairman to vote for or against, or to abstain from voting on, the resolution in Item 2 (Remuneration Report) by marking the appropriate box opposite Item 2 in the proxy form. However, if the Chairman is appointed as your proxy but is not directed by you how to vote in respect of the resolution in Item 2, then (as stated on the proxy form) you will be expressly authorising and directing the Chairman to vote in favour of the resolution in Item 2. This express authorisation acknowledges that the Chairman may vote your proxy even though the Chairman has an interest in the outcome of Item 2 and that votes cast by the Chairman in respect of Shares held by the Chairman or closely related parties of the Chairman will be disregarded because of that interest.

Metal Storm Ltd	Explanatory Statement

Voting Exclusion Statement – Items 4 to 6

The Company will disregard any votes cast on:

•	Item 4 by Dutchess, its nominees and any person who might obtain a benefit, except a benefit solely in the capacity of a Shareholder, if the resolution is passed, and any of their associates;

•	Item 5 by Luxinvest and its nominees or any of their associates; and

•	Item 6 by Luxinvest, its nominees and any person who might obtain a benefit, except a benefit solely in the capacity of a Shareholder, if the resolution is passed, and any of their associates.

However, the Company need not disregard a vote if:

•	It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Proxies

Please note that:

a)	A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;

b)	A proxy need not be a Shareholder of the Company;

c)	A Shareholder may appoint a body corporate or an individual as its proxy;

d)	A body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and

e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, a form or letter of appointment of corporate representative should be completed and lodged in the manner specified below.

Corporate Representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the Annual General Meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising them to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the Annual General Meeting or handed in at the Annual General Meeting when registering as a corporate representative. An Appointment of Corporate Representative form is available from the Company’s share registry if required.

By Order of the Board of Directors

Brett I Farmer

Company Secretary

Metal Storm Limited

30 April 2012

Metal Storm Ltd	Explanatory Statement

Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company’s 2012 Annual General Meeting.

This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting. Capitalised terms used in this Explanatory Statement are defined in the Glossary.

Ordinary Business

Item 1: Financial Statements and Reports

This item of business provides shareholders with an opportunity to ask questions about the Financial Statements of the Company and its controlled entities for the year ended 31 December 2011 and the reports of the Directors and the Auditors, which are set out in the 2011 Annual Report, and the Company’s performance generally.

There is no requirement for shareholders to pass a resolution approving these reports.

The Company’s Auditor will be present at the meeting to answer questions from shareholders relevant to the conduct of the audit, the preparation and content of the Auditor’s report, the accounting policies adopted by the Company in relation to the preparation of the Financial Statements and the independence of the Auditor in relation to the conduct of the audit.

The Auditor will also respond to any written questions provided these are submitted to the Company no later than five business days before the meeting.

Item 2: Remuneration Report

The Remuneration Report for the financial year ended 31 December 2011 is set out in the report of the Directors in the 2011 Annual Report.

The Remuneration Report sets out, in detail, the Company’s policy for determining remuneration for Directors and senior executives. It includes information on the elements of remuneration that are performance based, the performance hurdles that apply and the methodology used to assess satisfaction of those performance hurdles.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting. Whilst the Corporations Act requires this resolution to be put to a vote, the resolution is advisory only and does not bind the Directors or the Company.

In accordance with the voting exclusion statement contained in the Notice of Annual General Meeting above, each Director (or any closely related party of a Director) is excluded from voting their shares on this resolution.

Recent changes to the Corporations Act provide that if 25% or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive Annual General Meetings, Shareholders will be required to vote at the second of those Annual General Meetings on a resolution (a spill resolution) that another meeting be held within 90 days at which all of the Directors (other than the Managing Director or Chief Executive Officer) who were in office at the date of the approval of the applicable Directors’ Report must stand for re-election. As this is the first Annual General Meeting of the Company since these amendments took effect, it will not be necessary to put a spill resolution to Shareholders at this year’s Annual General Meeting, regardless of the voting result on Item 2.

The voting exclusion statement for this resolution in the Notice of Annual General Meeting above and in the proxy form contain important information about appointing the Chairman of the Meeting as your proxy for the resolution in Item 2. If you wish to appoint the Chairman as your proxy, you should read

Metal Storm Ltd	Explanatory Statement

this information first. On a poll, the Chairman intends to vote all eligible undirected proxies in favour of the resolution in Item 2.

Item 3: Re-election of Directors

In accordance with Clause 16.1 of the Constitution, at every Annual General Meeting at least one third of the non-executive Directors for the time being (excluding any Directors appointed to the Board since the last Annual General Meeting) must retire from office by rotation and are eligible for re-election. As the Company currently has four such non-executive Directors, two are required to retire at this Annual General Meeting. The Directors to retire are the Directors who have been longest in office since their last election.

Of the four non-executive Directors previously elected by Shareholders, Trevor Tappenden and Terry O’Dwyer have been the longest in office since their last election. Mr Tappenden was last elected at the 2009 Annual General Meeting, while Mr O’Dwyer was last elected at the 2010 Annual General Meeting.

The remaining Directors recommend that Shareholders vote in favour of the re-election of Mr Tappenden and Mr O’Dwyer.

Mr Tappenden’s profile is set out below.

Mr Trevor Tappenden

Mr Trevor Tappenden was appointed a Director of Metal Storm Ltd in July 2008. He holds a range of directorships including Bionomics Ltd, RMIT University, Dairy Food Safety Victoria, VitsLanguagelink, and Heide Museum of Modern Art where he is the Chairman. He has extensive experience in chairing and advising Audit and Risk Management committees, as well as being a Trustee of two private Charitable Foundations.

He was a former Managing Partner of Ernst & Young Melbourne and held several other senior roles within that Firm including a member of the National Board of Partners and National Director of Entrepreneurial Services. Trevor is a Chartered Accountant and a Fellow of the Australian Institute of Company Directors.

Mr O’Dwyer’s profile is set out below.

Mr Terry O’Dwyer

Mr O’Dwyer, a chartered accountant has been a Director of Metal Storm Limited since 1998. He is the Executive Chairman of Backwell Lombard Capital and a past chairman of BDO Kendalls, Chartered Accountants, where he was a partner for 27 years until his retirement in June 2005.

Mr O’Dwyer served as Executive Chairman of the Company for a short period from April 2006 to February 2007. Prior to that, he was a member of the Audit and Finance Committees of the Company. Mr O’Dwyer has also served as a Director of the following other publicly listed companies:

•	Bendigo Bank Limited, appointed October 2000

•	Brumby’s Bakeries Holdings Limited (Chairman), appointed November 2003, resigned July 2007

In the 2007 financial year, Mr O’Dwyer was Executive Chairman from 1 January until 19 February. Thereafter he has been the Company’s non-executive Chairman.

Metal Storm Ltd	Explanatory Statement

Special Business

Item 4:	Approval of issue of Shares to Dutchess under Line Agreement

4.1	Details of the Line Agreement

On 22 June 2010, the Company entered into the Line Agreement for Dutchess to provide a source of working capital for the Company. The Company may access up to $25 million over a three year period under the Line Agreement. The Company will issue Shares in consideration for the amount it is paid by Dutchess.

Shares under the Line Agreement will be issued to Dutchess at a price per Share equal to the lowest daily VWAP of Shares traded on ASX during the five trading days immediately following the date an Investment Notice is given to Dutchess.

4.2	Details of previous approvals in relation to the Line Agreement

The Company has sought and obtained various Shareholder approvals for the issue of Shares to Dutchess under the Line Agreement as set out below:

Date of meeting	Approval sought and obtained	Shares actually issued*

19 August 2010	Future issue of 260,000,000 Shares	54,178,022 Shares

	Previous issue of 31,625,726 Shares	31,625,726 Shares

8 December 2010	Future issue of 150,000,000 Shares	16,500,000 Shares

	Previous issue of 28,666,667 Shares	28,666,667 Shares

20 May 2011	Future issue of 150,000,000 Shares	108,285,182 Shares

19 July 2011	Future issue of 500,000,000 Shares	78,500,000 Shares

	Previous issue of 76,491,759 Shares	76,491,759 Shares

8 December 2011	Future issue of 500,000,000 Shares	Nil

12 January 2012	Future issue of 500,000,000 Shares	Nil

23 March 2012	Future issue of 500,000,000 Shares	Nil

Total		394,247,356 Shares

*	As at the date of this notice.

The Company has had to seek regular Shareholder approvals for the issue of further Shares to Dutchess under the Line Agreement as, under the ASX Listing Rules, each approval is only valid for three months. As shown by the table above, the Company’s subsequent issue of Shares to Dutchess after receiving Shareholder approval for a future issue has in each case been well below the maximum amount approved by Shareholders.

Metal Storm Ltd	Explanatory Statement

As at the date of this Notice of Meeting, the Company has not issued any Shares to Dutchess under the Line Agreement since Shareholder approval was obtained on 8 December 2011. This has been due in part to the recent softening in the Share price and other funding sourced by the Company. However, the Company currently wishes to retain flexibility to utilise the Line Agreement in the future.

4.3	Need for further approvals in relation to the Line Agreement

The Company is using the opportunity of the annual general meeting to seek Shareholder approval under Item 4 to issue Shares to Dutchess under the Line Agreement because the Shareholder approval obtained at the general meeting on 23 March 2012 will expire on 23 June 2012 (i.e. three months after the approval was obtained).

The effect of Item 4 (if approved) will be to extend the period for the issue to Dutchess of up to 500,000,000 Shares with approval for the purposes of Listing Rule 7.1 from 23 June 2012 to 31 August 2012 (ie three months after the annual general meeting). For the avoidance of doubt, the Company will not issue more than 500,000,000 Shares in aggregate under the approval obtained at the 23 March 2012 meeting and under this resolution (if approved).

Any such Shares issued to Dutchess will not be counted in the Company’s 15% limit under ASX Listing Rule 7.1. If the Company intends to issue further Shares to Dutchess under the Line Agreement after 31 August 2012 and does not want these Shares to be counted in its 15% limit, the Company will be required to seek a further approval from Shareholders at that time. In the absence of a further approval, any Shares issued to Dutchess after 31 August 2012 will be counted in the Company’s 15% limit under ASX Listing Rule 7.1, thereby reducing the Company’s capacity to raise funds through the issue of securities to other persons.

Accordingly, the Company is seeking approval under Item 4 for the issue of Shares to Dutchess under the Line Agreement to access additional working capital.

For more detailed information about the Line Agreement, please refer to Schedule 1.

4.4	Fees payable

The Company has agreed to pay Dutchess a fee of 6% of any funds received under each Drawdown, which is payable in cash at the close of each Drawdown.

The Company paid a Commitment Fee of 1.6% of the total funds available under the Line Agreement in two tranches during 2010 by issuing a total of 42,614,737 Shares to Dutchess.

In certain circumstances, the value of all or part of the Commitment Fee paid to Dutchess will be repaid to the Company in cash. For further details see the Schedule 1.

4.5	Number of Shares to be issued if Shareholder approval for Item 4 is obtained

The ASX Listing Rules require the Company to provide information about the maximum number of Shares to be issued as a result of the Shareholder approval. See section 4.8 for further information about these requirements.

If Shareholder approval for Item 4 is obtained, the Company will be able to issue up to 500,000,000 Shares to Dutchess under the Line Agreement within three months of the date of the approval.

Any Shares issued to Dutchess under the Line Agreement above the maximum of 500,000,000 in this period will be counted in the Company’s 15% limit under ASX Listing Rule 7.1, unless a subsequent Shareholder approval is obtained.

If Shareholder approval is obtained, the Company intends to use its discretion to consider the frequency and size of the Investment Notices it provides to Dutchess. As a maximum this can be $200,000 every 5 business days, however the Company will consider factors such as its cash requirements and market liquidity in determining the size and timing of Investment Notices. The Company estimates that it is highly unlikely that it

Metal Storm Ltd	Explanatory Statement

will be able to issue Investments Notices for $200,000 every 5 business days and therefore it is unlikely to issue the maximum number of Shares in the three month period from the date of the meeting but it wishes to ensure it has maximum flexibility to do so should it be necessary.

The actual number of Shares to be issued will depend on the level to which the Company needs to call on the funds available under the Line Agreement, as well as the price at which any Shares will be issued in accordance with the mechanism set out in the Line Agreement.

Example:

Assuming the Company was able to draw down $200,000 and the lowest daily VWAP of Shares was $0.001 over the pricing period, the following number of Shares would need to be issued:

No. of Shares	=	200,000
		0.001

	=	200,000,000 Shares

By way of further example, the following table sets out the number of Shares that would be issued to Dutchess based on a range of different Share prices.

Amount advanced	Lowest daily VWAP of Shares over the pricing period

	$0.001	$0.002	$0.003	$0.004	$0.005
$50,000	50,000,000	25,000,000	16,666,667	12,500,000	10,000,000
$100,000	100,000,000	50,000,000	33,333,333	25,000,000	20,000,000
$150,000	150,000,000	75,000,000	50,000,000	37,500,000	30,000,000
$200,000	200,000,000	100,000,000	66,666,667	50,000,000	40,000,000

4.6	Approval required

The Company is seeking the following Shareholder approval:

Resolution	ASX Listing Rule	Details

Item 4	7.1	Approval of issue of up to 500,000,000 Shares to Dutchess in connection with future Drawdowns

4.7	Approval under ASX Listing Rule 7.1

ASX Listing Rule 7.1 provides that, without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued ordinary shares as at 12 months before the date of issue of the relevant securities (subject to certain adjustments contained in the Rule).

Approval is sought under ASX Listing Rule 7.1 for Item 4 so that the Shares to be issued to Dutchess within three months of the date of the approval will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.

4.8	Information required by ASX Listing Rule 7.3

For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Metal Storm Ltd	Explanatory Statement

Maximum number of securities the entity is to issue[1] or the formula for calculating the number of securities the entity is to issue	Up to 500,000,000 Shares

Date of issue	No later than three months after the date of the approval

Issue price	Calculated in accordance with the Line Agreement[2]

Name of the allottees	Dutchess or its nominee

Terms of the securities	Fully paid ordinary shares

Use of funds	The Line Agreement provides Metal Storm with funding for approximately another 13 months, depending on the size of each Drawdown. The split between compliance, administrative and product development / marketing (Commercialisation) costs will also vary based on the size of each Drawdown. However, if the facility performs as expected, the Company currently expects that approximately 30-40% of the drawn down funds will be channelled into Commercialisation.

Date of allotment	Shares in connection with future Drawdowns will be allotted progressively

[1]	The Company has adopted the maximum number to satisfy the requirements of ASX Listing Rule 7.3.1. See section 4.5 for further information about how the Company has determined the maximum number
[2]

If the issue price is less than 80% of the average market price over the last five trading days before the day on which the issue is made, the Shares issued will not be excluded for the purposes of ASX Listing Rule 7.1 and those Shares will be counted towards any calculation of the 15% limit for the purposes of ASX Listing Rule 7.1.

4.9	Rationale for Shareholder approval

The approval of Shareholders for the issue of Shares to Dutchess under Item 4 will provide the Company with flexibility in considering any necessary further fundraising. The Company will also be able to raise further funds (including under the Line Agreement, if necessary) at any time during the next 12 months by issuing up to the full 15% of its issued share capital without further reference to Shareholders.

Any Shares issued in accordance with Item 4 will not be counted towards the calculation of the 15% limit, except if any issue price of the Shares is less than 80% of the average market price.

4.10	Directors’ recommendation

The Directors unanimously recommend that Shareholders vote in favour of Item 4.

Item 5: Approval of previous issue of Shares under the First Luxinvest Agreement

5.1	Background

On 2 April 2012, the Company announced that it had entered into a subscription agreement with Luxinvest for an investment of $350,000 (First Luxinvest Agreement).

Luxinvest Capital Advisors is a Luxembourg based boutique corporate advisory firm which has extensive professional experience in international corporate finance providing individual and bespoke services.

5.2	Approval required

The Company is seeking the following Shareholder approval:

Metal Storm Ltd	Explanatory Statement

Resolution	ASX Listing Rule	Details

Item 5	Listing Rule 7.4	Ratification of the issue of 437,500,000 Shares under the First Luxinvest Agreement.

Luxinvest and its nominees will, immediately after their issue, collectively hold approximately 9.70% of the Company’s issued Shares. This assumes that no other Shares are issued between the date of this notice and the date the Shares are issued.

5.3	Approval under ASX Listing Rule 7.4

ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued ordinary shares as at 12 months before the date of issue of the relevant securities (subject to certain adjustments contained in the Rule).

Approval is sought under ASX Listing Rule 7.4 for Item 5 so that the Shares issued under the First Luxinvest Agreement will not be counted in the Company’s 15% limit under ASX Listing Rule 7.1.

As at the date of this notice of meeting, the Company had not issued the Shares under the First Luxinvest Agreement. However, it expects that the Shares will be issued before the date of the Annual General Meeting. The Company will comply with the ASX Listing Rules when issuing the Shares under the First Luxinvest Agreement, as it has sufficient room within its 15% limit to issue these securities. It is seeking ratification of that expected issue under ASX Listing Rule 7.4.

5.4	Information required by ASX Listing Rule 7.5

For approvals under ASX Listing Rule 7.4, ASX Listing Rule 7.5 requires the Company to disclose certain information to Shareholders.

Number of Shares issued	437,500,000 Shares

Issue price	$0.0008

Terms of the securities	Fully paid ordinary shares

Name of the allottees	Luxinvest or its nominees

Intended use of funds raised	Working capital

5.5	Rationale for Shareholder approval

The approval of Shareholders for the previous issue of Shares under the First Luxinvest Agreement under Item 5 will provide the Company with flexibility in considering any necessary further fundraising. If the resolution in Item 5 is passed, the Shares issued under the First Luxinvest Agreement will not be counted towards the calculation of the 15% limit. The Company will be able to raise further funds at any time during the next 12 months by issuing up to the full 15% of its issued capital without further reference to Shareholders.

5.6	What if Shareholder approval is not received for Item 5?

If Item 5 is not approved, the Company’s ability to raise additional equity funds over the next 12 months without reference to Shareholders will be restricted and it is likely the Company will need to seek a further Shareholder approval under ASX Listing Rule 7.1 or 7.4 to remain as a going concern. If the Company requires additional funds which can only be accessed upon a Shareholder approval being obtained, there is a risk that the Company may not be able to continue as a going concern before the Shareholder approval can be sought, in which case the Directors may need to appoint an administrator before that time. See “Consequences of appointing an administrator” below for further information.

Metal Storm Ltd	Explanatory Statement

5.7	Directors’ recommendation

The Directors unanimously recommend that Shareholders vote in favour of Item 5.

Item 6: Approval of future issue of Shares under the Second Luxinvest Agreement

6.1	Second Luxinvest Agreement and Umbrella Deed

On 18 April 2012, the Company announced that it had entered into:

•	the Second Luxinvest Agreement, under which Luxinvest agreed to subscribe for new Shares in two tranches as set out in the table below, subject to the satisfaction of certain conditions; and

Tranche	Number of Shares	Issue Price per Share	Subscription Amount
Luxinvest Tranche 1 Shares	437,500,000	$0.0008	$350,000
Luxinvest Tranche 2 Shares	4,875,000,000	$0.0008	$3,900,000

Total	5,312,500,000		$4,250,000

•	the Umbrella Deed with ASOF and Luxinvest, under which:

•	the Company will redeem $9.0 million of Secured Notes from ASOF for $1.7 million cash;

•	ASOF will convert $1.4 million of Secured Notes to Shares; and

•	ASOF will forgive a further $1.5 million of Secured Notes under an existing debt forgiveness deed;

•	Luxinvest will provide a deposit of $400,000 to ASOF and, if the Umbrella Deed completes, Luxinvest will use the deposit to subscribe for a $300,000 unsecured note and 125,000,000 Shares; and

•	the Company will issue 250,000,000 Shares to Luxinvest as a fee for paying the deposit.

Further details of these agreements are contained in the 18 April 2012 announcement, which is available from ASX.

The resolution in Item 6 relates to the approval of the issue of the Luxinvest Tranche 1 Shares only.

The obligations of the parties in relation to the Luxinvest Tranche 1 Shares are conditional upon the Company obtaining Shareholder approval for the issue under Listing Rule 7.1. If Item 6 is passed, this condition will be satisfied in relation to the Luxinvest Tranche 1 Shares. The obligation of Luxinvest to subscribe for the Luxinvest Tranche 1 Shares terminates if Shareholder approval for that tranche has not been satisfied or waived by 31 August 2012.

The issue of the Luxinvest Tranche 2 Shares to Luxinvest would cause its voting power in the Company to exceed 20%. Therefore, the obligations of the parties in relation to the Luxinvest Tranche 2 Shares are conditional upon the Company obtaining Shareholder approval under the takeovers provisions (section 611 item 7) of the Corporations Act for the issue of those Shares to Luxinvest or its nominees. The issue of the Luxinvest Tranche 2 Shares under the Subscription Agreement is also conditional on the Umbrella Deed completing. Completion of the Umbrella Agreement is conditional on, amongst other things, certain Shareholder and noteholder approvals.

Shareholder approval is not being sought in relation to the Luxinvest Tranche 2 Shares, or in relation to the other associated transactions under the Umbrella Deed, at this meeting. It is intended that the Company will seek Shareholder approval in relation to the Luxinvest Tranche 2 Shares and shareholder and noteholder

Metal Storm Ltd	Explanatory Statement

approval for the other associated transactions under the Umbrella Deed at separate meetings of Shareholders and Noteholders expected to be held in mid-July 2012. Further information about the Luxinvest Tranche 2 Shares and the transactions under the Umbrella Deed will be provided in the notices convening those meetings.

6.2	Approval required

The Company is seeking the following Shareholder approval:

Resolution	ASX Listing Rule	Details

Item 6	7.1	Approval of issue of the Luxinvest Tranche 1 Shares to Luxinvest or its nominees under the Second Luxinvest Agreement

Luxinvest and its nominees will, immediately after the issue of the Luxinvest Tranche 1 Shares, collectively hold no more than 17.69% of the Company’s issued Shares. This holding will be lower if any Shares (other than the Shares to be issued under the First Luxinvest Agreement) are issued between the date of this notice and the date the Luxinvest Tranche 1 Shares are issued, and/or if Luxinvest or its nominees dispose of any Shares issued to them under the First Luxinvest Agreement before the issue of the Luxinvest Tranche 1 Shares.

6.3	Approval under ASX Listing Rule 7.1

ASX Listing Rule 7.1 provides that, without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued ordinary shares as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.

Approval is sought under ASX Listing Rule 7.1 for Item 6 so that the Luxinvest Tranche 1 Shares will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.

6.4	Information required by ASX Listing Rule 7.3

For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Maximum number of securities the entity is to issue	437,500,000

Date of issue	Expected two business days after Item 6 is approved, and in any event no later than three months after the date of approval

Issue price	$0.0008

Name of the allottee	Luxinvest or its nominees

Terms of the securities	Fully paid ordinary shares

Intended use of funds raised	Working capital

6.5	Rationale for Shareholder approval

The Company is seeking Shareholder approval under Item 6 to issue the Luxinvest Tranche 1 Shares so that these Shares will not be counted in the Company’s 15% limit under the ASX Listing Rule 7.1.

6.6	What if Shareholder approval is not received for Item 6?

If Shareholder approval is not received for Item 6, the Company will not be able to issue the Luxinvest Tranche 1 Shares unless either:

Metal Storm Ltd	Explanatory Statement

•	Shareholder approval is subsequently obtained before 31 August 2012; or

•	there is sufficient room under the Company’s 15% limit under ASX Listing Rule 7.1 at the relevant time and the Company and Luxinvest enter into a new agreement to do so.

It may not be possible to agree on new subscription terms, and the Company may not have sufficient room under the Company’s 15% limit, at that time, as it may need to make further issues of Shares or other equity securities in the meantime to obtain working capital.

Delay in the issue of, or inability to issue, the Luxinvest Tranche 1 Shares will mean that the Company will need to find alternative funding in the meantime. If the Company does not have reasonable grounds to believe that it will be successful in its efforts to obtain an additional source of funding, the Directors may be required to appoint an administrator. See “Consequences of appointing an administrator” below for further information.

6.7	Directors’ recommendation

The Directors unanimously recommend that Shareholders vote in favour of Item 6.

Consequences of appointing an administrator

If the Directors are required to appoint an administrator it will mean that:

•

the Company will be controlled by the administrator and creditors (which will include Note Holders). The creditors will be given the opportunity to elect a committee to consult with the administrator about the administration of the Company. The administration process may ultimately result in creditors approving the winding up of the Company which would involve the sale of all of its assets; and

•

a default event will occur under the Charge and the Charge will automatically become a fixed charge over the whole of the Company’s assets (including its intellectual property). This will enable the Trustee to take control of, and sell, the Company’s assets in order to repay some or all of the face value of the Secured Notes to Secured Note Holders (subject to the rights of certain unsecured creditors preferred by law to be paid in priority to the Secured Note Holders); and

•

a default event will occur under the Trust Deed which will entitle the Trustee to institute proceedings against the Company to recover any moneys owing to both Secured Note Holders and Interest Bearing Note Holders. As the Secured Notes rank in priority to the Interest Bearing Notes and have their face value secured by the Charge, Secured Note Holders will need to be paid the full face value of their Secured Notes from the net proceeds of the sale of the Company’s assets before any payment can be made to repay the face value of (and any outstanding interest owing on) the Interest Bearing Notes.

The Company does not own any significant assets which are readily convertible to cash. The Company’s main asset is its intellectual property, which is inherently difficult to value. The Directors believe that the total value of the Company’s assets is largely dependent on the price that can be obtained for the sale of the Company’s intellectual property, which is uncertain. Until any such sale is completed it is not possible to forecast whether there will be funds available to distribute to Shareholders in a winding up after all creditors (including Secured Note Holders and Interest Bearing Note Holders) have been paid in full.

Metal Storm Ltd	Explanatory Statement

Glossary

In this Explanatory Statement, the following terms have the following meaning unless the context otherwise requires:

ASOF	Australian Special Opportunity Fund, L.P.

ASX	ASX Limited ACN 008 624 691 or where the context requires, the securities exchange it operates

Board	Board of Directors

Charge	the fixed and floating charge over the assets of the Company in favour of the Trustee for the benefit of the Secured Note Holders, securing the obligations of the Company to repay the Face Value of the Secured Notes, dated 31 July 2009

Commitment Fee	the aggregate of the Dutchess First Tranche Commitment Fee and the Dutchess Second Tranche Commitment Fee

Company	Metal Storm Limited ABN 99 064 270 006

Constitution	Constitution of the Company

Corporations Act	Corporations Act 2001 (Cth)

Director	Director of the Company

Drawdown	an exercise by the Company of its entitlement under the Line Agreement to require Dutchess to subscribe for (or to cause another person to subscribe for) Shares

Dutchess	Dutchess Opportunity Fund II LP

Dutchess First Tranche Commitment Fee	$200,000 payable by the Company to Dutchess

Dutchess Second Tranche Commitment Fee	$200,000 payable by the Company to Dutchess

Face Value	$0.135 per Note

First Luxinvest Agreement	the subscription agreement between the Company and Luxinvest dated on or about 2 April 2012 (as amended)

Interest Bearing Notes	Notes which bear interest, are convertible into Shares, have the rights set out in the Note Terms and which can be traded on ASX under the ticker code MSTG

Interest Bearing Note Holders	persons who are recorded in the register of Interest Bearing Notes maintained by or on behalf of the Company as the holders of Interest Bearing Notes

Investment Notice	a notice issued by the Company to Dutchess to effect a Drawdown

Line Agreement	the Line Agreement between Dutchess and the Company dated 22 June 2010

Luxinvest	Luxinvest Capital Advisors S.A

Luxinvest Tranche 1 Shares	has the meaning given in the table in section 6.1

Metal Storm Ltd	Explanatory Statement

Luxinvest Tranche 2 Shares	has the meaning given in the table in section 6.1

Notes	the Secured Notes and the Interest Bearing Notes or any of them as the context requires

Note Terms	terms which govern the Notes as amended from time to time

Second Luxinvest Agreement	the subscription agreement between the Company and Luxinvest dated on or about 18 April 2012

Secured Notes	Notes which are secured by the Charge, are convertible into Shares, have the rights set out in the Note Terms and can be traded on ASX under the ticker code MSTGA

Secured Note Holders	persons who are recorded in the register of Secured Notes maintained by or on behalf of the Company as the holders of Secured Notes

Shareholders	persons whose names are entered in the register of holders of Shares, maintained by or on behalf of the Company

Shares	fully paid ordinary shares in the capital of the Company

Trustee	ANZ Trustees Limited ABN 33 006 132 332 (formerly known as ANZ Executors & Trustee Company Limited)

Trust Deed	Metal Storm Convertible Notes Trust Deed dated 11 July 2006 between the Company and the Trustee as amended from time to time

Umbrella Deed	the Umbrella Deed – Secured Notes and Convertible Security dated on or about 18 April 2012 between the Company, ASOF, Luxinvest and Hopgood Ganim (as escrow agent)

VWAP	volume weighted average price

Metal Storm Ltd	Explanatory Statement

Schedule 1

Summary of Line Agreement

1.	General

a)	Subject to satisfaction of the Conditions below, the Company may require Dutchess, for a period of three years ending on 22 June 2013, to subscribe for (or cause to be subscribed for) Shares not exceeding $25 million.

b)	While the Company has the right to Drawdown under the Line Agreement and provided that Dutchess is not in default of its obligations, the Company has agreed not to enter into any equity line of credit agreements with any third party requiring the third party to subscribe for Shares in a structured way over time, without first obtaining Dutchess’ consent, which cannot be unreasonably withheld. This restriction does not prevent the Company from undertaking a rights issue, or share purchase plan, or from raising money through placements of Shares or security issues not in the nature of an ongoing equity line of credit arrangement.

2.	Conditions

Dutchess is not obliged to subscribe for Shares unless certain conditions have been satisfied, including the Company obtaining Shareholder approval, if required, for the issue of Shares under a Drawdown.

3.	Drawdowns

a)	The Company may give a notice to Dutchess requesting a Drawdown (Investment Notice). Once an Investment Notice is given, a Pricing Period (see below) commences and a second Investment Notice cannot be given. This means that the Company can only issue one Investment Notice every five trading days.

b)	The Company may issue an Investment Notice for up to $200,000.

4.	Pricing

a)	If Dutchess is required to subscribe for Shares under the Line Agreement, it must do so at a subscription price per Share equal to the lowest daily VWAP of Shares during the period commencing on the day an Investment Notice is given and ending at 5:00 pm five consecutive trading days later (Pricing Period).

b)	The minimum price at which the Company is required to issue Shares to Dutchess will be determined by the Company at the time it gives an Investment Notice (Floor).

c)	The pricing mechanism disregards the daily VWAP of Shares on any trading day during the Pricing Period where it is less than the Floor.

d)	Where an event described in paragraph (c) occurs, Dutchess may elect to reduce the proposed amount to be paid under the Drawdown by 1/5th for each day on which the event occurs.

5.	Repayment of Commitment Fee

If the Company makes Drawdowns under the Line Agreement of $3 million or more and upon termination of the Line Agreement, Dutchess must sell the number of Shares equal to the number of Shares issued for the Commitment Fee on ASX and pay the Company the net proceeds.

6.	Termination of the Line Agreement

Metal Storm Ltd	Explanatory Statement

a)	The Line Agreement may be terminated in a number of ways including:

i.	at the expiry of the three year term, being 22 June 2013;

ii.	by the Company, if written notice is given to Dutchess; and

iii.	by Dutchess, if an event of default occurs.

b)	An event of default includes:

i.	if the VWAP of Shares falls below a defined level for five consecutive trading days;

ii.	the Company failing to perform its undertakings under the Line Agreement and such default, if capable of remedy, remaining unremedied for a period of 30 days after notice from Dutchess requiring the default to be remedied;

iii.	if any representations or warranties made by the Company under the Line Agreement is found to have been false or misleading in any material respect when made or become false or misleading in any material respect;

iv.	a material judgement is entered against the Company or any subsidiary of the Company;

v.	an event occurs which has a “material adverse effect” on the Company and its subsidiaries;

vi.	a petition is lodged, an order made or a resolution passed for the winding up of the Company or a meeting is convened for that purpose;

vii.	a receiver or an administrator is appointed to the Company;

viii.	the Company suspends payment of its debts;

ix.	the Company being unable to pay its debts when they are due within the meaning of the Corporations Act; or

x.	a compromise or arrangement is proposed between the Company and its creditors.

c)	Termination of the Line Agreement for any reason will release the Company and Dutchess from any future obligations under the Line Agreement, subject to certain accrued rights and liabilities.

Lodge your vote:
Metal Storm Limited ABN 99 064 270 006	Online: www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia
000001 000 MST MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030

Alternatively you can fax your form to

(within Australia) 1800 783 447

(outside Australia) +61 3 9473 2555

For Intermediary Online subscribers only

(custodians) www.intermediaryonline.com

For all enquiries call:

(within Australia) 1300 552 270

(outside Australia) +61 3 9415 4000

Vote online or view the annual report, 24 hours a day, 7 days a week: www.investorvote.com.au
☑ Cast your proxy vote ☑ Access the annual report ☑ Review and update your securityholding	Your secure access information is: Control Number: 999999 SRN/HIN: I9999999999 PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.
For your vote to be effective it must be received by 10.00 am (Brisbane time) Tuesday 29 May 2012

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, “Downloadable Forms”.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

	GO ONLINE TO VOTE,	è
or turn over to complete the form

MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030	☐	Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes.	I 9999999999 | ND

■ Proxy Form	Please mark ☒ to indicate your directions

		Appoint a Proxy to Vote on Your Behalf	XX

I/We being a member/s of Metal Storm Limited hereby appoint
☐	the Chairman of the Meeting	OR	PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Metal Storm Limited to be held at The Brisbane Polo Club, Naldham House, 1 Eagle Street, Brisbane on Thursday, 31 May 2012 at 10.00 am and at any adjournment or postponement of that meeting.

Chairman to vote undirected proxies in favour: I/we acknowledge that the Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

Direction to Chairman for Remuneration Report: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman of the Meeting becomes my/our proxy by default) in relation to Item 2 (Remuneration Report), but I/we have not marked any of the boxes opposite that Item below, I/we nevertheless hereby direct the Chairman of the Meeting to vote in favour of the resolution on that Item.

Chairman authorised to exercise proxies on remuneration related matters: If I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman of the Meeting becomes my/our proxy by default), I/we expressly authorise the Chairman of the Meeting to exercise my/our proxy in respect of Item 2 even though the Chairman is, and the Item is connected directly or indirectly with the remuneration of, a member of key management personnel for Metal Storm Limited.

Items of Business

     PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

ORDINARY BUSINESS	For	Against	Abstain

Item 2 Remuneration report	☐	☐	☐
Item 3a Re-election of Director - Mr Trevor Tappenden	☐	☐	☐
Item 3b Re-election of Director - Mr Terry O’Dwyer	☐	☐	☐
Item 4 Approval of issue of Shares under Line Agreement	☐	☐	☐
Item 5 Approval of previous issue of Shares under First Luxinvest Agreement	☐	☐	☐
Item 6 Approval of issue of Shares under Second Luxinvest Agreement	☐	☐	☐

*PLEASE NOTE: If you have appointed the Chairman of the Meeting as your proxy (or the Chairman of the Meeting becomes your proxy by default), you can direct the Chairman of the Meeting to vote for or against, or to abstain from voting on the resolution on Item 2 (Remuneration Report) by marking the appropriate boxes opposite Item 2. However, note that under STEP 1, if the Chairman of the Meeting is your proxy and you do not mark any of the boxes opposite Item 2, you are directing and authorising the Chairman of the Meeting to vote in favour of the resolution on that Item.

Signature of Securityholder(s) This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name	Contact Daytime Telephone	Date	/ /

¢	M S T	1 4 6 0 6 1 A	Ê